Versus Capital Multi-Manager

Real Estate Income Fund, LLC

C/0 PROXY SERVICES

P.O. BOX 9112

FARMINGDALE, NY 11735

To vote by Internet

1) Read the Proxy Statement and have the proxy card below at hand.

2) Go to website www.proxyvote.com

3) Follow the instructions provided on the website.

To vote by Telephone

1)  Read the Proxy Statement and have the proxy card below at hand.

2) Call 1-800-690-6903

3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement.

2) Check the appropriate boxes on the proxy card below.

3) Sign and date the proxy card.

4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:                                                                                                                          KEEP THIS PORTION FOR YOUR RECORDS

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                                                                                                                                                            DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Versus Capital Multi-Manager Real Estate Income Fund, LLC

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. A new investment sub-advisory agreement by and among the Fund, Versus Capital Advisors LLC and Principal Real Estate Investors LLC.	☐	☐	☐
2. A new investment sub-advisory agreement by and among the Fund, the Adviser and Heitman Real Estate Securities, LLC.	☐	☐	☐
3. A new investment sub-advisory agreement by and among the Fund, the Adviser and Heitman Real Estate Securities GmbH.	☐	☐	☐
4. A new investment sub-advisory agreement by and among the Fund, the Adviser and Heitman International Real Estate Securities HK Limited.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon.  When signing as attorney, executor, administrator or other fiduciary, please give full title as such.  Joint owners should each sign personally.  All holders must sign If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

               Signature [PLEASE SIGN WITHIN BOX]   DATE           Signature [PLEASE SIGN WITHIN BOX]           DATE

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Proxy Statement and Annual Report are available at www.proxyvote.com.

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VERSUS CAPITAL MULTI-MANAGER REAL ESATE INCOME FUND, LLC

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

The undersigned shareholder of Versus Capital Multi-Manager Real Estate Income Fund, LLC (the "Fund·) hereby appoints (Appointee Name 1) and (Appointee Name 2), and each of them, the proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of the fund standing in the name of the undersigned at the close of business on August 5, 2016 at an Annual Meeting of Shareholders to be held at the office of Versus Capital Advisors, LLC, 5555 DTC Parkway, Greenwood Village, CO  80111, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposals, as more fully described in the Proxy Statement for the meeting.

PLEASE SIGN AND DATE ON THE REVERSE SIDE